ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

November 12, 2010	Jamie Bucci (617) 235-4799 Jamie.Bucci@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Linda Stirling, Esq.

Re: Martin Currie Business Trust (Registration No. 811- 08612) — Responses to Comments Regarding Registration Statement on Form N-1A

Dear Ms. Stirling:

On August 27, 2010, the Martin Currie Business Trust (the “Trust” or the “Registrant,” and each of its series, a “Fund”) filed Post-Effective Amendment No. 18, the Trust’s annual updating amendment (the “Amendment”), to its Registration Statement on Form N-1A (the “Registration Statement”), pursuant to Section 8(b) of the Investment Company Act of 1940, as amended (the “1940 Act”).  On October 12, 2010, you provided, via telephone, oral comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Amendment.  We respectfully submit this comment response letter on behalf of the Trust in response to your comments of October 12th and have, for your convenience, summarized the Staff’s comments, followed by the Trust’s responses, below.

General Comments:

1.                                       Comment:  In light of the fact that the Funds are registered solely under the 1940 Act and that Form N-1A under General Instruction B(2)(b) states that registration statements of such funds shall include all Items except certain enumerated disclosure Items, please explain why the Funds appear to have included such disclosure, and the way in which the Funds use the private placement memorandum (the “PPM”) and the Statement of Additional Information (the “SAI”) filed with the registration statement with respect to investors and potential investors.

Response:  The Trust has historically included certain information covered by current Items 1, 2, 3, 4 and 13 of Form N-1A, even though much of that information was not required for 1940 Act-only registered investment companies under the formulation of Form N-1A in effect prior to March 31, 2009. Based on discussions between George Raine of this firm and Mr. Hallock of the SEC Staff in late 2009 and early 2010, the Trust’s interpretation of the Form is that these Items are permitted but not required. Furthermore, the Trust interprets the form to mean that the Trust can choose to include certain information from these Items without creating a requirement to include all of the information covered in these Items.  Investors and potential investors receive the PPM as the offering document for the Funds, however the Trust notes that the investors in the Funds are institutional investors who typically have also engaged in significant diligence with respect to the Fund’s manager (Martin Currie, Inc.) before they invest in the Funds.

2.                                       Comment:  Please confirm that you have changed the name of the MCBT European Select Fund (formerly the MCBT Pan European Select Fund) on the EDGAR system to reflect its new name.

Response:  The Trust confirms that this is correct.

Comments to the PPM:

3.                                       Comment:  In each Fee Table, please change the “Total Annual Operating Expenses” line to read “Total Annual Fund Operating Expenses.”

Response:  The requested change will be reflected in future Registration Statement filings by the Trust.

4.                                       Comment:  Please delete the footnote “The Fund has adopted a plan under Rule 12b-1 that permits the Manager to spend an amount of the Management Fees it collects from the Fund (up to 0.25% of average monthly net assets per annum) on distribution and shareholder servicing activities.  These amounts, if any, are included in, and are not in addition to, the Management Fees shown in the table.”

Response:  The requested change will be reflected in future Registration Statement filings by the Trust.

5.                                       Comment:  For each Fund’s investment objective, please delete “Current income is not a consideration.”

Response:  The requested change will be reflected in future Registration Statement filings by the Trust.

6.                                       Comment:  In the expense example, for the paragraph preceding the table, please track the language in the form.

Response:  Instruction 1(b) to Item 3 provides that “A Fund may modify the narrative explanations if the explanation contains comparable information to that shown.”  The Trust respectfully submits that the current narrative contains comparable information to the narrative shown, with the exception of assuming a $1,000,000 investment instead of a $10,000 investment.  Because investors in the Trust must invest a minimum of $1,000,000, the Trust respectfully submits that presenting expense information for this amount increases the usefulness of this table for the Trust’s investors.

7.                                       Comment:  With respect to “Foreign securities and emerging markets risk,” please clarify the Trust’s definition of “foreign companies”.

Response:  The Trust currently discloses on page 30 of the PPM that “All of the Funds will invest extensively in foreign securities (i.e., those which are not listed on a United States securities exchange).”  Future filings will further clarify this to state that “All of the Funds will invest extensively in foreign securities.  The Manager considers foreign securities to be those securities which are not listed on a United States securities exchange and whose issuer has a principal place of business outside of the United States.”

8.                                       Comment:  In the performance information section, please include a statement that updated performance information is available and provide a website address and/or telephone number where the updated information can be obtained.

Response:  Item 4(b)(2)(i), which includes this language, provides that this statement must be included “if applicable.”  The Trust does not offer such information to its shareholders through a website or a telephone number, rather it provides interim updated performance information by providing periodic reports to the investors in the Trust.  The Trust notes that the shares of the Funds are privately placed and therefore there are significant restrictions on the information that may appropriately be made available on a public website.  The Trust therefore respectfully submits that the disclosure is inapplicable.

9.                                       Comment:  In the performance information section, please combine the introductory paragraphs to the bar chart and the average annual total returns table into one paragraph that describes both.

Response:  The requested change will be reflected in future Registration Statement filings by the Trust.

10.                                 Comment:  In the performance information section, please add after-tax return figures to each Fund’s average annual total returns table.

Response:  The requested change will be reflected in future Registration Statement filings by the Trust.

11.                                 Comment:  Please add “For important information about purchase and sale of fund shares and tax information, please turn to “Important Additional Information about the Funds” beginning on page [•] of this prospectus” to the separate summary section for each Fund.

Response:  The requested change will be reflected in future Registration Statement filings by the Trust.

12.                                 Comment:  With respect to each Fund with “Global” or “International” in its name, please confirm that the Fund currently invests in issuers located in at least three different countries.

Response:  The Trust confirms that this is correct as of 9/30/09 with respect to the active Funds.  The MCBT Global Equity Fund is not active at this time.

13.                                 Comment:  The MCBT European Select Fund’s principal investment strategies note that the “Manager currently considers midsized companies to be those companies with a free float market capitalization (the portion of the total market capitalization available for public trading) of between approximately $500 million and $10 billion at the time of initial purchase.”  The Staff views mid cap companies as companies between $2 billion and $10 billion; therefore please explain how you chose the range described in the prospectus, or consider revising the strategy so it no longer references a focus on mid cap companies.

Response:  The Trust will revise the strategy so that it no longer references a focus on midsized companies in future Registration Statement filings by the Trust. The revised disclosure in the Principal Investment Strategies section for the Fund will continue to state that “Under normal circumstances, the Fund will invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in securities of companies located in markets represented in the MSCI European Index.” and will delete the next sentence, which currently reads: “The Fund expects that, under normal circumstances, the majority of its investments will be in midsized companies.  The Manager currently considers midsized companies to be those companies with a free float market capitalization (the portion of the total market capitalization available for public trading) of between approximately $500 million and $10 billion at the time of initial purchase.”  The Trust will make conforming changes to the rest of the document.

14.                                 Comment:  For the MCBT European Select Fund, consider adding a principal risk specific to the risks of investing in European countries (e.g., Greece or Spain).  Please note that the Staff is merely raising the question for the manager’s consideration, and leaves it to the manager’s discretion whether to make the change.  The Staff acknowledges that risks arising from the financial difficulties of Greece, Spain or other European countries may no longer be applicable or may not rise to the level of being principal risks for purposes of this disclosure.

Response:  The Trust has considered this addition and respectfully submits that current risk disclosure adequately addresses the risks to the Funds arising from the financial difficulties of Greece, Spain or other European countries.

15.                                 Comment:  For the principal investment strategies section for MCBT Global Equity Fund, please note that at least 40% of the Fund’s assets will be invested in foreign securities.

Response:  The requested change will be reflected in future Registration Statement filings by the Trust.

16.                                 Comment:  For the MCBT Global Equity Fund and the MCBT All Countries World ex U.S. Fund, please provide a portfolio manager.

Response:  As these Funds are currently not operational, no one currently manages these portfolios. Nevertheless, future Registration Statement filings by the Trust will identify, and will include the required information about, portfolio managers of MCBT Global Equity Fund and MCBT All Countries World ex U.S. Fund.

17.                                 Comment:  Please confirm that the statement from Item 8 regarding “Payments to Broker-Dealers and other Financial Intermediaries” has been omitted because neither the Fund nor any of its related companies pay financial intermediaries for the sale of Fund shares or related services.

Response:  The Fund confirms that this is correct.

18.                                 Comment:  In the third bullet point under the heading “Description of the Funds,” please note whether any advance notice is required for changes in investment objectives and principal investment strategies of the Funds.

Response:  The bullet point currently states that “Unless otherwise noted, the investment objectives and principal investment strategies of the Funds are non-fundamental and may be changed by the trustees of the Trust (the ‘Trustees’) without shareholder approval.”  Within the section following the bullet point, each Fund notes that its 80% policy may be changed only with 60 days’ notice to shareholders in compliance with Rule 35d-1.  The Funds’ investment objectives and the other principal investment strategies are non-fundamental policies that may be changed by the Board without notice to shareholders.  The Trust will therefore add a sentence to future Registration Statement filings stating “Changes to certain of these policies that do not require shareholder approval do, however, require advance notice to shareholders, as described below.”

19.                                 Comment:  In accordance with SEC’s June 30, 2010 letter to the Investment Company Institute regarding Derivatives-Related disclosures by Investment Companies (the “Derivatives Letter”), please: (a) ensure that the derivatives disclosure is tailored to the Fund’s strategies; (b) disclose the purpose of purchasing derivatives; (c) disclose the extent to which derivatives will be used by the Fund; and (d) tailor the risk disclosure to how the Fund actually uses derivatives.

Response:  The Trust confirms that the Funds’ current derivatives disclosure is designed to be consistent with the Derivatives Letter, and that, consistent with such derivatives disclosure, the Funds may invest in derivatives for hedging and investment purposes, but are not currently invested in and do not have a specific intention to invest in derivatives for any purpose in the near future.

Comments to the SAI:

20.                                 Comment:  Please state why the structure of the Fund’s Board is appropriate given the characteristics of the Fund.

Response:  A statement noting that “The Board structures described in this section are deemed appropriate in light of the characteristics of the Funds” will be reflected in future Registration Statement filings by the Trust.

21.                                 Comment:  In accordance with Item 17(b)(1) of Form N-1A, please state whether the chairman of the Board is independent.

Response:  While Timothy J.D. Hall, the interested trustee, generally serves as chairman of meetings of the Board, the Trust has not currently formally appointed a chairman (although it may do so in the future), and therefore the Trust respectfully submits that this disclosure requirement is inapplicable, in accordance with Item 17(b)(1)of Form N-1A.   Should the Trust take action to formally appoint a chairman, the Trust will reflect the change in any subsequent Registration Statement filings.

22.                                 Comment:  Please provide the specific skills and qualifications of each Trustee of the Fund.

Response:  Additional disclosure regarding the skills and qualifications that the Trustees have gained through the experiences listed in their biographies will be reflected in future Registration Statement filings by the Trust.

*     *     *

As requested, on behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Please do not hesitate to call me at 617-235-4799 if you have any questions or require additional information.

Sincerely,

/s/ Jamie L. Bucci
Jamie L. Bucci